[SHIP LOGO]
                          {THE VANGUARD GROUP(R) LOGO}

                                                     February 16, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission       via electronic filing
450 Fifth Street,N.W., Fifth Floor
Washington, D.C. 20549

            Re: Vanguard Explorer Fund

Dear Mr. Sandoe:

 The following responds to your comments of January 12, 2006 on the post-effective amendment of the registration statement of the Vanguard Explorer Fund (the "Fund"). You commented on Post-Effective Amendment No. 75 that was filed on December 1, 2005.

Comment 1:        Prospectus:  Manager Risk
-------------------------------------------
Comment:          Explain the risks of having more than one investment adviser.

Response:         We believe our disclosure is appropriate. The prospectus
                  states that the Fund uses multiple investment advisors and that a primary risk of the Fund is manager risk, which is the chance that poor security selection will cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective. We believe that the risks of having several managers are reflected in our discussion of manager risk. This disclosure is consistent with the disclosure we have for other Vanguard funds that have more than one investment adviser.

Comment 2:        Prospectus: Frequent-Trading
----------------------------------------------
Comment:          On page 9 please clarify the language in the second bullet that states each Vanguard fund "generally limits" frequent trading.

Response:         The revised language will read "Each Vanguard fund (other than money market funds, short-term bond funds, and VIPER Shares) generally prohibits, except as otherwise noted in Investing with Vanguard, an investor's purchases or exchanges into a fund account for 60 calendar days after the investor has redeemed or exchanged out of that fund account."
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February 16, 2006
Christian Sandoe
Page 2 of 3

Comment 3:        Prospectus: Portfolio Managers
------------------------------------------------
Comment:          On page 12, please clarify that each portfolio manager manages a portion of the Fund.

Response:         The disclosure for each listed portfolio manager has been
                  modified to state that each portfolio manager "has managed a portion of the Fund since...."

Comment 4:        Statement of Additional Information: Portfolio Manager
                  Disclosure.
------------------------------------------------------------------------
Comment:          On page B-26, please discuss the portfolio holdings of
                  Vanguard portfolio manager Joel Dickson.

Response:         James D. Troyer is listed in the Fund's prospectus as the
                  portfolio manager responsible for the day-to-day management of the Fund for Vanguard. His portfolio holdings information is available in the updated Statement of Additional Information.


Comment 5:        Statement of Additional Information: Portfolio Manager
                  Disclosure.
------------------------------------------------------------------------
Comment:          On page B-26, you state "A portfolio manager's bonus is
                  determined by a number of factors. One factor is gross, pre-tax performance of the fund relative to expectations for how the fund should have performed, given its objectives and policies and the market environment during the measurement period." Is this referenced to the Fund's benchmark?

Response:         The revised language states:
                   "A portfolio manager's bonus is determined by a number of
                  factors. One factor is gross, pre-tax performance of the fund relative to expectations for how the fund should have performed, given its objectives and policies and the market environment during the measurement period. This performance factor is not based on the value of assets held in the fund's portfolio. For the Explorer Fund, the performance factor depends on how successfully the portfolio manager outperforms the MSCI US Small Cap Growth Index and maintains the risk parameters of the Fund over a three-year period."

Comment 6:        Tandy Requirements
------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
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February 16, 2006
Christian Sandoe
Page 3 of 3

                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

              As required by the SEC, the Fund acknowledges that:

                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

                                                     Sincerely,

                                                     /s/ Lisa Matson
                                                     Lisa  Matson
                                                     Associate Counsel